UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 7, 2015

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	7 April 2015

Number	06/15

THIS IS NOT A PROSPECTUS. YOUR ATTENTION IS DRAWN TO THE IMPORTANT INFORMATION ON PAGE 5.

APPOINTMENT OF SOUTH32 NON-EXECUTIVE DIRECTORS

BHP Billiton has announced four additional appointments to the Board of Directors of South32. These Non-executive Director appointments are subject to shareholder approval for its proposed demerger of global metals and mining company South32.

The new Non-executive Director appointments are Frank Cooper, Peter Kukielski, Futhi Mtoba and Wayne Osborn. They will join the Chairman Elect, David Crawford and the three previously announced Board members, Graham Kerr (Chief Executive Officer Elect and Executive Director), Keith Rumble (Independent Non-executive Director) and Xolani Mkhwanazi (Non-executive Director).

The initial composition of the South32 Board following the proposed demerger will reflect a range of geographical backgrounds including Australia, South Africa and the United Kingdom.

South32 Chairman Elect, David Crawford said “The addition of these four individuals to the future South32 Board further enhances the extensive mining, exploration, commercial and financial experience of our Board. The appointments bring broad international business experience across multiple industries with a particular focus on finance, processing and mining.”

Frank Cooper has more than 35 years’ experience in the accounting profession, specialising in the mining, energy and utilities sector, including most recently as a partner of PricewaterhouseCoopers. Mr Cooper has served as a Director for Woodside Petroleum Limited since February 2013. (Location: Australia).

Peter Kukielski was Executive-in-Residence at Warburg Pincus following a long career in the mining industry establishing an exceptionally broad commodity understanding, most recently as Chief Executive Mining at ArcelorMittal. (Location: United Kingdom).

Ntombifuthi (Futhi) Mtoba was Chairman of the Board at Deloitte Southern Africa, where her industry specialisation was in financial services. Dr Mtoba is a past President of Business Unity South Africa (BUSA) and a past member of the Board of United Global Compact. Dr Mtoba’s numerous awards include Business Woman of the Year (Nedbank and Business Women’s Association, 2004) and International Woman of the Year (Organisation of Women in International Trade, 2005). (Location: South Africa).

Wayne Osborn is currently a Director of Wesfarmers Limited, Iluka Resources Limited and Alinta Holdings Limited and has 35 years of experience in the Australian mining, resources and manufacturing sectors. Mr Osborn joined Alcoa in 1979 and worked in a variety of roles and locations across the Australian business, prior to being appointed Managing Director, Alcoa of Australia in 2001. (Location: Australia).

The BHP Billiton Board on 17 March 2015 recommended shareholders approve the proposed demerger of South32 at the shareholder meetings to be held on 6 May 2015. If shareholder approval is received, these Director appointments for South32 will take effect from 7 May 2015.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Biographies of Non-executive Directors

Frank Cooper AO

Age: 59

Education/Qualifications/Professional Affiliations

Bachelor of Commerce, University of Western Australia, FCA, FAICD

Non-executive Roles

2013-Present: Director, Woodside Petroleum Limited

2015-Present: Director, St John of God Australia Limited

2005-2006: Director, Alinta Infrastructure Limited

Other Appointments:

Commissioner and Chairman, Insurance Commission of Western Australia

Member, Senate of the University of Western Australia

Chairman, University of Western Australia Strategic Resources Committee

Commissioner and Chairman, West Australian Football Commission

Trustee St John of God Health Care

Member, State Health Research Advisory Council

Professional Experience

2006-2012: Partner, PricewaterhouseCoopers

2002-2005: Partner, Ernst & Young

1991-2002 Office Managing Partner, Arthur Andersen

1987-2002: Partner, Arthur Andersen

Peter Kukielski

Age: 58

Education/Qualifications/Professional Affiliations

Master of Science (Construction Engineering and Management), Stanford University

Undergraduate Research Fellow, Massachusetts Institute of Technology

Bachelor of Science (Civil Engineering), University of Rhode Island

Professional Experience

2015-Present: Chief Executive, Anemka Resources (a Warburg Pincus portfolio company)

2014-2015: Executive-in-Residence, Warburg Pincus

2008-2013: Chief Executive Mining, ArcelorMittal

2006-2008: Executive Vice President and Chief Operating Officer, Teck Cominco Ltd

2005-2006: Executive Vice President and Chief Operating Officer, Falconbridge Limited (now Glencore Canada Corporation)

2003-2005: Executive Vice President, Projects and Aluminium, Noranda Inc.

2001-2003: Senior Vice President, Projects, Noranda Inc.

1999-2001: Engineering and Commissioning Manager, Antamina Project, Rio Algom Ltd (now BHP Billiton PLC)

1997-1999: Deputy Project Manager, Antamina Project and Engineering, Rio Algom Ltd (now BHP Billiton PLC)

Futhi Mtoba

Age: 59

Education/Qualifications/Professional Affiliations

Chartered Accountant, South African Institute of Chartered Accountants (CA(SA))

Doctor of Commerce (Honoris Causa), University of Limpopo

Higher Diploma in Banking Law, Rand Afrikaans University

Baccalaureus Computationis, (Hons), UNISA

Bachelor of Arts (Economics) (Hons), UNISA

Bachelor of Arts, (Economics), University of Botswana & Swaziland

Non-executive Roles

Chair of Council, University of Pretoria

Trustee, Nelson Mandela Foundation

Trustee, National Education Collaboration Trust

Trustee, Allan Gray Orbis Foundation

Council Member, African Union Foundation

Director, NEPAD Business Foundation

Advisory Board Member, LeapFrog Investments Limited

Past appointments

President, Business Unity South Africa

National President, The Association for the Advancement of Black Accountants of Southern Africa

Director, Public Investment Corporation Limited

Director, South Africa Institute of Chartered Accountants

Director, Independent Regulatory Board for Auditors

Chair and Trustee, WDB Trust

Professional Experience

2013-2014: Partner, Executive Office, Deloitte

2011-2013: Executive Chair, Deloitte Africa Board

2005-2011: Executive Chair, Deloitte Southern Africa

2004-2005: Executive Deputy Chair, Deloitte Southern Africa

1998-2014: Partner, Financial Institutions Services Team, Deloitte & Touche South Africa

1992-1998: Various roles, Deloitte & Touche South Africa

1991-1992: Manager, Jeff Van Rooyen & Co (Accountants & Auditors)

1988-1991: Various roles, Deloitte & Touche South Africa

1982-1988: Various roles, Hoek & Wiehelm - W.L. Nkuhlu & Co (Accountants & Auditors)

Wayne Osborn

Age: 63

Education/Qualifications/Professional Affiliations

Master of Business Administration, Deakin University

Diploma Engineering (Electrical), Gordon Institute of Technology

Fellow of Australian Academy of Technological Sciences & Engineering

Fellow of the Explorers Club - New York

Member of the Institution of Engineers Australia

Fellow of the Australian Institute of Company Directors

Non-executive Roles

2010-Present: Director, Wesfarmers Limited

2010-Present: Director, Iluka Resources Limited

2011-Present: Director, Alinta Holdings Limited

2008-2013: Director, Leighton Holdings Limited

2008-2012: Chairman, Thiess Pty Limited

Professional Experience

2001-2008: Managing Director, Alcoa of Australia

2006-2008: Vice President, Alcoa Inc.

2000-2001: Director Asia Pacific Region, Alcoa Inc.

1997-2000: Managing Director, Kaal Australia (JV Alcoa Inc. and Kobe Steel)

1994-1997: Works Manager, Wagerup Alumina Refinery, Alcoa of Australia

1993-1994: General Manager, Alcoa Rolled Products, Alcoa of Australia

1990-1993: Manufacturing Manager, Alcoa Rolled Products, Alcoa of Australia

1987-1990: Administration Manager, Portland Aluminium Smelter, Alcoa of Australia

1979-1987: Various roles, Alcoa of Australia

IMPORTANT INFORMATION

This announcement is not a prospectus or listing document in any jurisdiction but constitutes an advertisement in relation to South32 Limited (“South32”) for the purposes of the UK Prospectus Rules.

Any investment decision in relation to South32 should be made only on the basis of the information contained in the Listing Document for the relevant jurisdiction. The “Listing Documents”, which are available, subject to applicable securities laws, on the BHP Billiton website at www.bhpbilliton.com/demerger, comprise a prospectus which has been approved by the UK Listing Authority in connection with the proposed admission of South32’s ordinary shares to the standard listing segment of the Official List of the UK Financial Conduct Authority and to trading on the Main Market for listed securities of London Stock Exchange plc, an information memorandum in connection with South32’s application for the admission of its ordinary shares to listing on the Australian Securities Exchange and a pre-listing statement in connection with South32’s application for the admission of its ordinary shares to listing on the Johannesburg Stock Exchange. Subject to applicable securities laws, shareholders may obtain printed copies of the Listing Document applicable to their jurisdiction free of charge by calling the Shareholder Information Line (details set out in section 3.9 of the Listing Documents).

Nothing in this announcement should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in South32 in any jurisdiction, or be treated or relied upon as a recommendation (other than the recommendation of the Board to vote in favour of the resolution to approve the demerger at the shareholder meetings scheduled for 6 May 2015) or advice by BHP Billiton.

Media Relations	Investor Relations

Australia	Australia

Emily Perry	Tara Dines
Tel: +61 3 9609 2800 Mobile: +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
email: Emily.Perry@bhpbilliton.com	email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Paul.Hitchins@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Eleanor Nichols	Peter Harris (South32)
Tel: +61 3 9609 2360 Mobile: +61 407 064 748	Tel: +61 8 6321 9954 Mobile: +61 476 559 190
email: Eleanor.Nichols@bhpbilliton.com	email: peter.harris3@bhpbilliton.com

United Kingdom	United Kingdom and South Africa

Ruban Yogarajah	Jonathan Price
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Ruban.Yogarajah@bhpbilliton.com	email: Jonathan.H.Price@bhpbilliton.com

Jennifer White	Dean Simon
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764	Tel: +44 20 7802 7461 Mobile: +44 7717 511 193
email: Jennifer.White@bhpbilliton.com	email: Dean.Simon@bhpbilliton.com

Americas	Americas

Ruban Yogarajah	James Agar
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +1 212 310 1421 Mobile: +1 347 882 3011
email: Ruban.Yogarajah@bhpbilliton.com	email: James.Agar@bhpbilliton.com

Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	April 7, 2015	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary